EXHIBIT 99.1

Commission File Number 001-31914

ANNOUNCEMENT

CHANGE OF CHAIRMAN OF THE BOARD

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) hereby announces that following the election of Mr. Bai Tao as an Executive Director of the Company by the shareholders of the Company at the first extraordinary general meeting 2022 held on 27 April 2022 (the “EGM”), Mr. Bai Tao was elected as the Chairman of the Board at the eleventh meeting of the seventh session of the Board held on the same day. The qualification of Mr. Bai Tao is still subject to the approval of the China Banking and Insurance Regulatory Commission, and his term of office will end on the expiry of the term of the seventh session of the Board.

For the biographical details of Mr. Bai Tao, please refer to the announcement of the Company dated 8 March 2022 and the circular of the EGM dated 11 March 2022.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 April 2022

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao